                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 11-K



                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934.

                 For the fiscal year ended December 31, 1993

Commission file number 0-6879

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           CORESTATES SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CORESTATES FINANCIAL CORP
                         Broad and Chestnut Streets
                           Philadelphia, PA 19107

                             REQUIRED INFORMATION

The following financial statements and exhibits are filed as part of this report:


          (a)  Item 4 Financial Statements

                 Report of Independent Auditors

                 Statement of Net Assets Available
                 for Benefits as of December 31, 1993

                 Statement of Net Assets Available
                 for Benefits as of December 31, 1992

                 Statement of Changes in Net Assets
                 Available for Benefits for the year
                 ended December 31, 1993

                 Statement of Changes in Net Assets
                 Available for Benefits for the year
                 ended December 31, 1992

                 Notes to Financial Statements


                           Supplemental Schedules

          (b)  EXHIBIT INDEX

          (c)  Exhibit - Consent of Independent Auditors

          SIGNATURE




Financial statement schedules not included with this report have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                                     Financial Statements
                                     and Supplemental Schedules

                                     CoreStates Savings Plan

                                     Years ended December 31, 1993 and 1992
                                     with Report of Independent Auditors

                          CoreStates Savings Plan

                          Financial Statements and
                           Supplemental Schedules

                   Years ended December 31, 1993 and 1992



                                  Contents

 Report of Independent Auditors..........................................  1

 Audited Financial Statements

 Statement of Net Assets Available for Plan Benefits, December 31, 1993.. 2 Statement of Net Assets Available for Plan Benefits, December 31, 1992.. 3 Statement of Changes in Net Assets Available for Plan Benefits,
    Year ended December 31, 1993.........................................  4
 Statement of Changes in Net Assets Available for Plan Benefits,
    Year ended December 31, 1992.........................................  5
 Notes to Financial Statements...........................................  6


 Supplemental Schedules

 Assets Held for Investment.............................................. 13
 Transactions in Excess of 5% of Plan Assets............................. 14

                       Report of Independent Auditors


The Board of Directors
CoreStates Financial Corp


We have audited the accompanying statements of net assets available for plan benefits of the CoreStates Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment and reportable transactions as of or for the year ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.



                                            /s/ Ernst & Young



June 20, 1994

                           CoreStates Savings Plan

             Statement of Net Assets Available for Plan Benefits

                              December 31, 1993

                                                                                       Trust Funds
                                                            ------------------------------------------------------------------------
                                                                CoreStates
                                                                Financial         CoreStates     CoreStates           CoreStates
                                                               Corp Common          Equity          Bond              Liquidity
                                                 Total          Stock Fund           Fund           Fund                 Fund
                                            ----------------------------------------------------------------------------------------
Assets
Investments, at market (cost $194,809,305):
  CoreStates Financial Corp Common Stock      $  91,223,511    $ 91,223,511     $         --    $         --        $         --
  Mutual funds                                  132,365,179         537,701       48,723,055      14,922,139          39,225,144
  Participants' notes receivable                 11,027,409                                               --                  --
                                            ----------------------------------------------------------------------------------------
Total investments                               234,616,099      91,761,212       48,723,055      14,922,139          39,225,144

Due from broker                                     330,230         137,806               --         192,424                  --
Accrued investment income                         1,373,817       1,041,321           47,244          52,313                  --
Interfund receivable                              1,893,614              --            4,042              --                  --
Cash and cash equivalents                          (501,846)        166,709          255,935        (236,075)           (794,109)
Other assets                                          2,937           1,500               --             141                  --
                                            ----------------------------------------------------------------------------------------
Total assets                                    237,714,851      93,108,548       49,030,276      14,930,942          38,431,035

Liabilities
Amounts payable to withdrawing participants       1,284,088              --               --              --                  --
Interfund payable                                 1,893,614         567,063          318,792          95,988             727,065
Due to broker                                       694,598              --          405,706              --                  --
                                            ----------------------------------------------------------------------------------------
Total liabilities                                 3,872,300         567,063          724,498          95,988             727,065
                                            ----------------------------------------------------------------------------------------
Net assets available for Plan benefits        $ 233,842,551    $ 92,541,485     $ 48,305,778    $ 14,834,954        $ 37,703,970
                                            ========================================================================================

                                               Trust Funds
                                            -----------------
                                                CoreStates       Employee
                                                 Balanced          Loan          Distribution
                                                   Fund            Fund              Fund
                                            -----------------------------------------------------
Assets
Investments, at market (cost $194,809,305):
  CoreStates Financial Corp Common Stock      $          --    $         --     $         --
  Mutual funds                                   28,957,140              --               --
  Participants' notes receivable                         --      11,027,409               --
                                            -----------------------------------------------------
Total investments                                28,957,140      11,027,409               --

Due from broker                                          --              --               --
Accrued investment income                           232,939              --               --
Interfund receivable                                  3,162         602,322        1,284,088
Cash and cash equivalents                           105,694              --               --
Other assets                                          1,296              --               --
                                            -----------------------------------------------------
Total assets                                     29,300,231      11,629,731        1,284,088

Liabilities
Amounts payable to withdrawing participants              --              --        1,284,088
Interfund payable                                   184,706                               --
Due to broker                                       288,892              --               --
                                            -----------------------------------------------------
Total liabilities                                   473,598                        1,284,088
                                            -----------------------------------------------------
Net assets available for Plan benefits        $ 28,826,633     $ 11,629,731     $         --
                                            =====================================================


See accompanying notes.

                           CoreStates Savings Plan

             Statement of Net Assets Available for Plan Benefits

                              December 31, 1992

                                                                                       Trust Funds
                                                            ------------------------------------------------------------------------
                                                                CoreStates
                                                                Financial         CoreStates     CoreStates           CoreStates
                                                               Corp Common          Equity          Bond              Liquidity
                                                 Total          Stock Fund           Fund           Fund                 Fund
                                            ----------------------------------------------------------------------------------------
Assets
Investments, at market (cost $155,753,354):
  CoreStates Financial Corp Common Stock      $  86,858,476    $ 86,858,476     $         --    $         --        $         --
  Common trust funds of CoreStates
   Bank, N.A.                                    19,786,004              --               --              --                  --
  Mutual funds                                   81,004,847         161,962       29,155,656      12,033,636          39,110,128
  Participants' notes receivable                  8,404,162              --               --              --                  --
                                            ----------------------------------------------------------------------------------------
Total investments                               196,053,489      87,020,438       29,155,656      12,033,636          39,110,128

Contributions receivable                          1,040,410         329,242          230,128          86,852             212,521
Accrued investment income                         1,130,855         797,500           60,418         214,873                  --
Interfund receivable                              3,479,539          44,331          422,324         147,908              67,897
Cash and cash equivalents                           112,588           1,056              429             294             105,776
Other assets                                          2,939           1,500               --             142                  --
                                            ----------------------------------------------------------------------------------------
Total assets                                    201,819,820      88,194,067       29,868,955      12,483,705          39,496,322

Liabilities
Amounts payable to withdrawing participants       1,901,900              --               --              --                  --
Interfund payable                                 3,479,539        1,099,102         407,581         148,027           1,399,128
Due to broker                                     2,049,387        2,049,387              --              --                  --
                                            ----------------------------------------------------------------------------------------
Total liabilities                                 7,430,826        3,148,489         407,581         148,027           1,399,128
                                            ----------------------------------------------------------------------------------------
Net assets available for Plan benefits        $ 194,388,994    $  85,045,578    $ 29,461,374    $ 12,335,678        $ 38,097,194
                                            ========================================================================================

                                               Trust Funds
                                            -----------------
                                                CoreStates       Employee
                                                 Balanced          Loan          Distribution
                                                   Fund            Fund              Fund
                                            -----------------------------------------------------
Assets
Investments, at market (cost $155,753,354):
  CoreStates Financial Corp Common Stock      $          --    $         --     $         --
  Common trust funds of CoreStates,
   Bank, N.A.                                    19,786,004              --               --
  Mutual funds                                      524,937          18,528               --
  Participants' notes receivable                                  8,404,162               --
                                            -----------------------------------------------------
Total investments                                20,310,941       8,422,690               --

Contributions receivable                            181,667              --               --
Accrued investment income                            58,064              --               --
Interfund receivable                                528,282         347,078        1,921,719
Cash and cash equivalents                             1,087           3,946               --
Other assets                                          1,297              --               --
                                            -----------------------------------------------------
Total assets                                     21,081,338       8,773,714        1,921,719

Liabilities
Amounts payable to withdrawing participants                              --        1,901,900
Interfund payable                                   275,669         130,213           19,819
Due to broker                                                            --               --
                                            -----------------------------------------------------
Total liabilities                                   275,669         130,213        1,921,719
                                            -----------------------------------------------------
Net assets available for Plan benefits        $  20,805,669    $  8,643,501     $         --
                                            =====================================================


See accompanying notes.

                                      CoreStates Savings Plan

                  Statement of Changes in Net Assets Available for Plan Benefits

                                   Year ended December 31, 1993

                                                                                  Trust Funds
                                                 -----------------------------------------------------------------------------
                                                   CoreStates
                                                    Financial        CoreStates     CoreStates     CoreStates     CoreStates
                                                   Corp Common          Equity         Bond         Liquidity      Balanced
                                        Total       Stock Fund           Fund          Fund            Fund          Fund
                                   -------------------------------------------------------------------------------------------
Contributions:
  Employer                           $ 15,656,831   $  7,410,690     $  2,727,320   $  1,042,802   $  2,256,484   $  2,219,535
  Employee                             16,730,671      5,599,896        3,827,976      1,411,728      2,908,762      2,982,309
                                   -------------------------------------------------------------------------------------------
Total contributions                    32,387,502     13,010,586        6,555,296      2,454,530      5,165,246      5,201,844

Investment income:
  Interest                                585,174          3,155            2,217          2,628          7,813          2,131
  Dividends on CoreStates Financial
   Corp common stock                    3,744,380      3,744,380               --             --             --             --
  Dividend income                       2,969,940         22,781          224,034        708,157      1,172,174        842,483
  Distribution of common trust
   funds' income                           23,430             --               --         23,147            283             --
                                   -------------------------------------------------------------------------------------------
Total investment income                 7,322,924      3,770,316          226,251        733,932      1,180,270        844,614

Realized gain on investments            6,147,013      2,368,450          152,892         50,193             --      3,575,478
Unrealized (depreciation)
 appreciation on investments             (493,341)   (10,880,119)      12,623,194       (103,479)            --     (2,132,937)
Participants' withdrawals             (18,179,233)      (721,757)              --           (645)            --             --
Transfer from First Peoples Savings
 Plan                                   5,473,568      1,072,486          474,175        828,578      2,590,316        508,013
Participants' interfund transfers              --     (1,122,471)      (1,180,846)    (1,463,142)    (9,325,544)        21,571
Other (disbursements) receipts          6,795,124         (1,584)          (6,558)          (691)        (3,512)         2,381
Increase (decrease) in net assets  -------------------------------------------------------------------------------------------
 available for Plan benefits during
 the year                              39,453,557      7,495,907       18,844,404      2,499,276       (393,224)     8,020,964

Net assets available for Plan
 benefits at beginning of year        194,388,994     85,045,578       29,461,374     12,335,678     38,097,194     20,805,669
                                   -------------------------------------------------------------------------------------------
Net assets available for Plan
 benefits at end of year             $233,842,551   $ 92,541,485     $ 48,305,778   $ 14,834,954   $ 37,703,970   $ 28,826,633
                                   ===========================================================================================
                                        Employee
                                          Loan      Distribution
                                          Fund          Fund
                                   -------------------------------
Contributions:
  Employer                                     --             --
  Employee                                     --             --
                                   -------------------------------
Total contributions                            --             --

Investment income
  Interest                                567,230             --
  Dividends on CoreStates Financial
   Corp common stock                           --             --
  Dividend income                             311             --
  Distribution of common trust
   funds' income                               --             --
                                   -------------------------------
Total investment income                   567,541             --

Realized gain on investments                   --             --
Unrealized (depreciation)
 appreciation on investments                   --             --
Participants' withdrawals              (7,076,477)   (10,380,354)
Transfer from First Peoples Savings
 Plan                                          --             --
Participants' interfund transfers       2,688,977     10,381,455
Other (disbursements) receipts          6,806,189         (1,101)
Increase (decrease) in net assets  -------------------------------
 available for Plan benefits during
 the year                               2,986,230             --

Net assets available for Plan
 benefits at beginning of year          8,643,501             --
                                   -------------------------------
Net assets available for Plan
 benefits at end of year             $ 11,629,731   $         --
                                   ===============================

See accompanying notes.

                                      CoreStates Savings Plan

                  Statement of Changes in Net Assets Available for Plan Benefits

                                   Year ended December 31, 1992

                                                                                  Trust Funds
                                                 -----------------------------------------------------------------------------
                                                   CoreStates
                                                    Financial        CoreStates     CoreStates     CoreStates     CoreStates
                                                   Corp Common          Equity         Bond         Liquidity      Balanced
                                        Total       Stock Fund           Fund          Fund           Fund           Fund
                                   -------------------------------------------------------------------------------------------
Contributions:
  Employer                           $ 11,047,337   $  3,536,499     $  2,314,352   $   895,991    $  2,333,616   $  1,966,879
  Employee                             15,721,530      4,814,449        3,446,836     1,320,926       3,333,828      2,805,491
                                   -------------------------------------------------------------------------------------------
Total contributions                    26,768,867      8,350,948        5,761,188      2,216,917      5,667,444      4,772,370

Investment income:
  Interest                                479,263             --               --             --             --             --
  Dividends on CoreStates Financial
   Corp common stock                    2,920,823      2,920,823               --             --             --             --
  Dividend income                       1,794,601         12,236          151,417        582,494      1,037,100         10,510
  Distribution of common trust
   funds' income                        1,367,999          7,556          133,143        164,314        439,582        623,169
                                   -------------------------------------------------------------------------------------------
Total investment income                 6,562,686      2,940,615          284,560        746,808      1,476,682        633,679

Realized gain on investments           10,216,710      2,529,819        7,219,372        467,499             --             20
Unrealized (depreciation)
 appreciation on investments            2,586,733     10,572,575       (7,464,297)      (576,742)            --         55,197
Participants' withdrawals             (10,381,273)      (730,014)            (168)          (658)            --             --
Participants' interfund transfers              --     (6,174,260)       1,528,458       (337,613)    (7,335,051)       630,168
Other (disbursements) receipts            295,158            355          (14,986)        (1,452)        12,160         14,520
                                   -------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 available for Plan benefits during
 the year                              36,048,881     17,490,038        7,314,127      2,514,759       (178,765)     6,105,954

Net assets available for Plan
 benefits at beginning of year        158,340,113     67,555,540       22,147,247      9,820,919     38,275,959     14,699,715
                                   -------------------------------------------------------------------------------------------
Net assets available for Plan
 benefits at end of year             $194,388,994   $ 85,045,578     $ 29,461,374   $ 12,335,678   $ 38,097,194   $ 20,805,669
                                   ===========================================================================================
                                        Employee
                                          Loan      Distribution
                                          Fund
                                   -------------------------------
Contributions:
  Employer                                     --             --
  Employee                                     --             --
                                   -------------------------------
Total contributions                            --             --

Investment income:
  Interest                                479,263             --
  Dividends on CoreStates Financial
   Corp common stock                           --             --
  Dividend income                             844             --
  Distribution of common trust
   funds' income                              235             --
                                   -------------------------------
Total investment income                   480,342             --

Realized gain on investments                   --             --
Unrealized (depreciation)
 appreciation on investments                   --             --
Participants' withdrawals                (683,992)    (8,966,441)
Participants' interfund transfers       2,723,582      8,964,716
Other (disbursements) receipts            282,836          1,725
                                   -------------------------------
Increase (decrease) in net assets
 available for Plan benefits during
 the year                               2,802,768             --

Net assets available for Plan
 benefits at beginning of year          5,840,733             --
                                   -------------------------------
Net assets available for Plan
 benefits at end of year             $  8,643,501   $         --
                                   ===============================

See accompanying notes.

                          CoreStates Savings Plan

                       Notes to Financial Statements

                   Year ended December 31, 1993 and 1992


    1. Summary of Significant Accounting Policies

    Basis of Investments

    Investments are stated at market value (Note 4). Cost of investments sold is determined on an average historical cost basis. Loans are carried at unpaid principal balance.

    Income Tax Status

    Management believes that the Plan as amended and restated is exempt from federal income taxes. However, a letter of determination as to the tax status of the Plan as amended and restated has not yet been received.

    2. Description of the Plan

    The following brief description of the Plan is provided for general information only. Participants should refer to the Plan agreement for more complete information.

    A.   General

         As amended, the Plan is a defined contribution, profit-sharing plan which covers qualified employees of CoreStates or "the employers" and its subsidiaries which include CoreStates Bank, N.A. (formerly The Philadelphia National Bank and First Pennsylvania Bank, N.A.), Philadelphia International Bank, New Jersey National Bank, Hamilton Bank, First Peoples Bank of New Jersey and CoreStates Bank of Delaware, N.A. ("the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    B.   Plan Termination

         While the Company has not expressed any intent to discontinue its contributions, it is free to do so at any time, subject to the provisions of ERISA. Upon complete discontinuance of contributions by employers, or termination or partial termination of the Plan, the rights of all affected participants to benefits accrued to that date shall become fully vested, except to the extent that law or regulations may preclude such vesting in order to prevent discrimination in favor of highly compensated employees.

                           CoreStates Savings Plan

    B.   Plan Termination (continued)

         Upon final termination or partial termination of the Plan, and after payment of all expenses not paid by the employers and proportional adjustment of the separate accounts of participants affected thereby to reflect such expenses and a reallocation of profits and losses to the date of such termination or partial termination, affected participants and beneficiaries shall be entitled to distribution of their accrued benefits; provided, however, that amounts credited to a participant's before-tax contribution account shall not be distributed prior to the participant's attainment of age 59-1/2, separation from service, disability, death, or financial hardship, except as a lump-sum distribution.

    C.   Contributions

         Employee

         The Plan provides for employee contributions on either an after-tax basis or a before-tax basis (up to $8,994 in 1993 and $8,728 in 1992) equal to any whole percentage of the participant's compensation up to 10% (5% is considered a basic contribution and amounts in excess of 5% are considered an optional contribution) for each payroll period.

         Employer

         The Company makes a matching contribution to the Plan on behalf of each participant who has made basic contributions (up to 5%) for each payroll period. The employer contribution allocated to the participant's account for a given payroll period shall be as follows:

                   Participant's Years                         Employer
                    of Vesting Service                  Matching Contribution
             - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

              Fewer than 2 years                                  50%
              At least 2 years but fewer than 3 years             75%
              3 years or more                                    100%

         In 1993, the Company made a special qualified non-elective contribution to the CoreStates Common Stock Fund within the Plan for all eligible Plan participants who are defined as non-highly compensated employees. The contribution was made in an amount sufficient to purchase five shares of stock for each recipient, and totaled $3,091,905 which is reported as an employer contribution on the Statement of Changes in Net Assets Available.

                           CoreStates Savings Plan

2. Description of the Plan (continued)

D.   Vesting

     Employee contributions, rollovers, and qualified voluntary employee contribution accounts, as affected by investment results, are fully vested at all times. Employer contributions, also as affected by investment results, are fully vested upon termination of employment because of normal retirement, death, or if the participant incurs a disability.

     In all other cases, Employer contributions, other than qualified non-elective contributions, as affected by investment results, vest as follows:

             Years of Vesting Services          Percent Vested
          ______________________________________________________

           Fewer than 2 years                           0%
           At least 2 years but fewer than 3 years     50%
           3 years or more                            100%

     Upon the participant's employment termination date, that portion of the employer's contributions applicable to such participant which is not vested is forfeited and applied to reduce future employer contributions.

     Unvested portions are restored to participant's accounts if the participant is reemployed by the Company before incurring a five-year break in service.

E.   Expenses

     The expenses of the Plan, including but not limited to legal and accounting fees, shall be paid by the Trust unless paid by the employers.

F.   Payment of Benefits

     Upon termination of employment, a participant may receive vested benefits as a lump-sum payment or if the participant's vested accrued benefit exceeds $3,500, the participant may elect to receive equal annual installments over a period not exceeding ten years. Also, a participant may elect to receive a distribution from the accounts invested in the CoreStates Common Stock Fund in the form of CoreStates common stock.

G.   Loans

     Active participants, terminated participants and beneficiaries with accrued benefits under the Plan, may borrow funds from the Plan subject to requirements of the Plan. Loans advanced against employees' vested benefits in the Plan are deducted from the amount of any benefits which are payable to the participant upon termination.

                           CoreStates Savings Plan

    2. Description of the Plan (continued)

    H.   Withdrawals

         A participant shall be permitted to withdraw all or a portion of the amount in the participant's after-tax contribution account subject to the restriction or penalties as set forth in the Plan.

         Participants who apply for a hardship withdrawal under IRS regulations, or who cease to be a participant in the Plan, may receive their deferred account balance in full. Participants who elect to receive all or part of their award in cash are paid at the end of the Plan year. The balance due to withdrawing participants reflected in the statements of financial condition at December 31. 1993 and 1992 represents amounts due participants who elected a withdrawal or who elected a cash award.

    3. Investment Programs

    CoreStates Bank, N.A. (CBK) serves as a Trustee for the Plan. Five funds are maintained under the Plan for accumulation and investment of the participants' allocated shares of employer' contributions. The funds are as follows:

    A. CoreStates Financial Corp Common Stock Fund invests primarily in common stock of CoreStates Financial Corp, the parent company of CBK;

    B. CoreStates Equity Fund invests principally in the CoreFund Growth Equity Reserve, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

    C. CoreStates Bond Fund invests principally in the CoreFund Intermediate Bond Fund Reserve, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

    D. CoreStates Liquidity Fund invests in the CoreFund Cash Reserve Fund, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

    E. In 1993, CoreStates Balanced Fund invests principally in the CoreFund Balanced Fund Series A, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services. In 1992, the fund invested principally in the CoreStates Balanced Fund, a common trust fund of CBK.

                           CoreStates Savings Plan

4. Investments

Investments at December 31, 1993 and 1992 were comprised of the following:

                                                     December 31, 1993
                                              ----------------------------------
                                                   Shares            Average          Market
                                                  or Units            Cost            Value
                                              --------------------------------------------------

CoreStates Financial Corp
  Common Stock Fund:
    Common Stock                               3,491,484 shares    $ 66,622,378    $ 91,223,511
    CoreFund Cash Reserve Rebate                 537,701 units          537,701         537,701
                                                                  ------------------------------
                                                                     67,160,079      91,761,212
                                                                  ------------------------------

CoreStates Equity Fund:
  CoreFund Cash Reserve Rebate                 469,105 units            469,105         469,105
  CoreFund Growth Equity Reserve Rebate      3,591,559 units         34,555,790      48,253,950
                                                                  ------------------------------
                                                                     35,024,895      48,723,055
                                                                  ------------------------------

CoreStates Bond Fund:
  CoreFund Cash Reserve Rebate                 133,662 units            133,662         133,662
  CoreFund Intermediate Bond Fund Rebate     1,469,872 units         14,666,573      14,788,477
                                                                  ------------------------------
                                                                     14,800,235      14,922,139
                                                                  ------------------------------

CoreStates Liquidity Fund:
  CoreFund Cash Reserve Rebate              39,225,144 units         39,225,144      39,225,144
                                                                  ------------------------------
                                                                     39,225,144      39,225,144
                                                                  ------------------------------

CoreStates Balanced Fund:
  CoreFund Cash Reserve Rebate                 369,438 units            369,438         369,438
  CoreFund Balanced Rebate Fund Series A     2,689,343 units         27,202,105      28,587,702
                                                                  ------------------------------
                                                                     27,571,543      28,957,140
                                                                  ------------------------------

Employee Loan Fund:
  Participant Notes Receivable, with interest
     rates ranging from 5.5% to 11%                                  11,027,409      11,027,409
                                                                  ------------------------------
Total investments                                                  $194,809,305    $234,616,099
                                                                  ==============================


                           CoreStates Saving Plan

                                                     December 31, 1992
                                              ----------------------------------
                                                   Shares            Average          Market
                                                  or Units            Cost            Value
                                              --------------------------------------------------

CoreStates Financial Corp
  Common Stock Fund:
    Common Stock                               1,520,519 shares    $ 51,377,224    $ 86,858,476
    CoreFund Cash Reserve Rebate                 161,962 units          161,962         161,962
                                                                  ------------------------------
                                                                     51,539,186      87,020,438
                                                                  ------------------------------

CoreStates Equity Fund:
  CoreFund Cash Reserve Rebate                 112,239 units            112,239         112,239
  CoreFund Growth Equity Reserve             2,948,686 units         27,968,451      29,043,417
                                                                  ------------------------------
                                                                     28,080,690      29,155,656
                                                                  ------------------------------

CoreStates Bond Fund:
  CoreFund Cash Reserve Rebate                  33,012 units             33,012          33,012
  CoreFund Intermediate Bond Fund Rebate     1,189,358 units         11,775,241      12,000,624
                                                                  ------------------------------
                                                                     11,808,253      12,033,636
                                                                  ------------------------------

CoreStates Liquidity Fund:
  CoreFund Cash Reserve Rebate              39,110,128 units         39,110,128      39,110,128
                                                                  ------------------------------
                                                                     39,110,128      39,110,128
                                                                  ------------------------------

CoreStates Balanced Fund:
  CoreFund Cash Reserve Rebate                 524,937 units            524,937         524,937
  CoreFund Balanced Fund                       997,267 units         16,267,470      19,786,004
                                                                  ------------------------------
                                                                     16,792,407      20,310,941
                                                                  ------------------------------

Employee Loan Fund:
  CoreFund Cash Reserve Rebate                  18,528 units             18,528          18,528
  Participant Notes Receivable, with interest
     rates ranging from 5.5% to 11.00%                                8,404,162       8,404,162
                                                                  ------------------------------
                                                                      8,422,690       8,422,690
                                                                  ------------------------------
Total investments                                                  $155,753,354    $196,053,489
                                                                  ==============================


Market values are determined: (1) for CoreStates Financial Corp Common Stock on the basis of the reported bid price in the over-the-counter securities market as reported by NASDAQ; (2) short-term liquid assets are valued at amortized cost which approximates market value; and (3) CoreFund mutual funds are valued at net asset valued at the close of business on December 31, 1993.

                          CoreStates Savings Plan

5. Investment Purchases and Dispositions

Realized gain on investments, excluding short-term investments, disposed of during the year ended December 31, 1993 is summarized below:


                              CoreStates
                              Financial
                                 Corp       CoreStates    CoreStates   CoreStates
                                Common        Equity         Bond       Balanced
                   Total      Stock Fund       Fund          Fund         Fund
                ------------------------------------------------------------------
Proceeds        $93,425,896   $23,562,886   $12,461,624   $7,408,875   $49,992,511
Cost             87,278,883    21,194,436    12,308,732    7,358,682    46,417,033
                ------------------------------------------------------------------
Realized gain   $ 6,147,013   $ 2,368,450   $   152,892   $   50,193   $ 3,575,478
                ==================================================================

6.  Unrealized Appreciation (Depreciation) on Investments

The change in unrealized appreciation (depreciation) on investments at December 31, 1993 and 1992 is summarized below:

                                           CoreStates
                                           Financial
                                              Corp       CoreStates    CoreStates   CoreStates
                                             Common        Equity         Bond       Balanced
                               Total       Stock Fund       Fund          Fund         Fund
                            -------------------------------------------------------------------
Unrealized appreciation
  (depreciation):
    At December 31, 1993    $39,806,794   $ 24,601,133   $13,698,160    $ 121,904   $ 1,385,597
    At December 31, 1992     40,300,135     35,481,252     1,074,966      225,383     3,518,534
                            -------------------------------------------------------------------
Unrealized appreciation
  (depreciation)            $  (493,341)  $(10,880,119)  $12,623,194    $(103,479)  $(2,132,937)
                            ===================================================================

                           Supplemental Schedules

                           CoreStates Savings Plan

                         Assets Held for Investment

                              December 31, 1993

      Description               Shares or Units   Average Cost   Market Value
      -----------               ---------------   ------------   ------------
CoreStates Financial Corp
  Common Stock*                3,491,484 shares   $ 66,622,378   $ 91,223,511

CoreFund Balanced Rebate Fund
  Series A*                     2,689,343 units     27,202,105     28,587,702

CoreFund Cash Reserve Rebate*  40,735,050 units     40,735,050     40,735,050

CoreFund Growth Equity
  Reserve Rebate*               3,591,559 units     34,555,790     48,253,950

CoreFund Intermediate Bond
  Fund Rebate*                  1,469,872 units     14,666,573     14,788,477

Participant Notes Receivable
  with interest rates
  ranging from 5.5% to 11.0%                        11,027,409     11,027,409
                                                 -----------------------------
Total investments                                 $194,809,305   $234,616,099
                                                 =============================

*--Indicates a party-in-interest to the Plan.

                            CoreStates Savings Plan

                  Transactions in Excess of 5% of Plan Assets

                               December 31, 1993


Identity of                                            Description                      Purchase         Selling        Gain
Parties Involved                                        of Assets                         Price           Price        (Loss)
- ---------------------------------------------------------------------------------------------------------------------------------
Category I--A single transaction in excess of 5% of plan assets
- ---------------------------------------------------------------

CoreFund Cash Reserve Rebate           Sold 762,149 units at 100%
                                       of par value on April 22, 1993                                  $   762,149

CoreFund Cash Reserve Rebate           Purchased 1,408,536 units at 100%
                                       of par value on April 1, 1993                  $ 1,408,536

CoreFund Intermediate                  Purchased 74,794 units at $10.19
Bond Fund Rebate                       on April 21, 1993                                  762,149

CoreStates Balance Fund                Sold 997,267 units at $19.84                                     19,786,004     $3,518,533
                                       on January 7, 1993

CoreFund Cash Reserve Rebate           Sold 19,735,914 units at 100%
                                       of par value on January 4, 1993                                  19,735,914

CoreFund Balance Rebate                Purchased 1,973,591 units at $10.00
Fund Series A                          on January 5, 1993                              19,735,914

CoreFund Cash Reserve Rebate           Purchased 19,408,440 units at 100%
                                       of par value on January 4, 1993                 19,408,440



Category II--A series of transactions (other than security transactions)
- ------------------------------------------------------------------------
  with the same person aggregating in excess 5% of plan assets
  ------------------------------------------------------------
None

                            CoreStates Savings Plan

                               December 31, 1993


Identity of                                            Description                       Purchase         Selling        Gain
Parties Involved                                        of Assets                          Price           Price        (Loss)
- ---------------------------------------------------------------------------------------------------------------------------------
Category III--A series of transactions in a security issue aggregating
- ----------------------------------------------------------------------
  in excess of 5% of plan assets
  ------------------------------

CoreFund Intermediate                  Purchased 499,250 units in 46 transactions;
Bond Fund Rebate                       Sold 199,609 units in 11 transactions            $ 5,066,732     $ 2,033,168      $  48,627

CoreFund Cash Reserve Rebate           Purchased 68,467,756 units in 436 transactions;
                                       Sold 67,674,984 units in 349 transactions         68,467,756      67,674,984             --

CoreFund Balanced Rebate               Purchased 2,791,922 units in 36 transactions;
Fund Series A                          Sold 129,737 units in 10 transactions             28,216,269       1,355,252          52,196

CoreStates Financial Corp.             Purchased 431,819 units in 52 transactions;
                                       Sold 134,644 units in 34 transactions             21,770,974       6,731,917       2,563,216

CoreStates Growth Equity Rebate        Purchased 904,172 units in 35 transactions;
                                       Sold 277,767 units in 13 transactions              8,834,845       2,805,932         152,891

Category IV--Any single or series of transactions with a person involving
- -------------------------------------------------------------------------
  securities in excess of 5% of plan assets
  -----------------------------------------
None

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator had duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        CORESTATES SAVINGS PLAN


Date: June 28, 1994                     By /s/ Nancy M. Miller
                                           ______________________
                                           Nancy M. Miller
                                           Secretary of the
                                             Benefit Plans Committee

                                EXHIBIT INDEX

    Consent of Independent Auditors